SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Ciner Resources LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
67081B 106
(CUSIP Number)

Marla E. Nicholson
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328
Telephone: (770) 375-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Wyoming Holding Co.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds* OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”), is the record owner of 14,551,000 common units representing limited partner interests in Ciner Resources LP, a Delaware limited partnership (the “Issuer”).
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Resources Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Ciner Resources Corporation, a Delaware corporation (“Ciner Resources”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its direct subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Ciner Enterprises Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person CO

* Ciner Enterprises Inc., a Delaware corporation (“Ciner Enterprises”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person WE Soda Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO, AF (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* WE Soda Ltd (“WE Soda”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Kew Soda Ltd
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO, AF (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* Kew Soda Ltd, (“Kew Soda”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Akkan Enerji ve Madencilik Anonim Şirketi
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person OO

* Akkan Enerji ve Madencilik Anonim Şirketi (“Akkan”) may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner Holding.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106
1	Name of Reporting Person Turgay Ciner
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO (please see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Turkey

	7	Sole Voting Power* 14,551,000 common units
Number of Shares Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0
	9	Sole Dispositive Power* 14,551,000 common units
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 74%**
14	Type of Reporting Person IN

* Turgay Ciner may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by Ciner Holding due to his 100% ownership of Akkan, an indirect parent of Ciner Holding.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

This Amendment No. 3 (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2015, as amended by the Amendment No. 1 filed with the SEC on November 15, 2016, and further amended by the Amendment No. 2 filed with the SEC on February 22, 2018 (as amended, the “Schedule 13D”) by Ciner Holding, Ciner Resources, Ciner Enterprises, WE Soda, Kew Soda, Akkan, and Turgay Ciner, a Turkish citizen (“Mr. Ciner” and collectively the “Reporting Persons”). This Amendment is being filed in order to report that on November 19, 2021, Ciner Enterprises entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”) dated as of November 19, 2021 with Sisecam Chemicals USA Inc., a Delaware corporation and an indirect subsidiary of Turkiye Sise ve Cam Fabrikalari A.S (“Sisecam”). Pursuant to the Unit Purchase Agreement, as described below under Item 6, Ciner Enterprises will sell to Sisecam 60% of Ciner Enterprises’ ownership interests in a limited liability company that will be the successor to Ciner Resources (the “Transaction”).
This Amendment amends the information disclosed in the Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background
Paragraph (c) of Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
(c) Mr. Ciner, the ultimate beneficial owner of Ciner Holding, currently serves as the Chairman of the Ciner Group, whose headquarters is located at Paşalimanı Caddesi, No:73, 34670 Paşalimanı, Üsküdar, Istanbul, Turkey. Ciner Group is a Turkish conglomerate of companies engaged in the energy and mining (including soda ash mining in Turkey), media and shipping markets. Akkan is a shell company with no operations, with its principal offices located at Paşalimanı Caddesi No:41 34674 Üsküdar, İstanbul, Turkey. WE Soda and Kew Soda’s principal business consists of being holding companies of trona and soda ash mining companies in Turkey and the USA. WE Soda and Kew Soda’s principal offices are located at 23 College Hill, London, United Kingdom, EC4R 2RP. Ciner Enterprises, Ciner Resources and Ciner Holding’s principal business consists of soda ash mining in Green River, Wyoming. Ciner Enterprises, Ciner Resources and Ciner Holding’s principal offices are located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.
Each of the Reporting Persons, other than Mr. Ciner, has a board of directors, and each of the Reporting Persons other than Mr. Ciner, WE Soda and Kew Soda has executive officers. The name and present principal occupation of each director (the “Covered Directors”) and executive officer, as applicable, of Ciner Holding, Ciner Resources, Ciner Enterprises, WE Soda and Kew Soda and Akkan (the “Covered Officers” and, together with the Covered Directors, the “Covered Individuals”) is set forth in the table below.

Name	Position
Ciner Holding
Tarlan Ogüz Erkan	President and Chief Executive Officer
Ahmet Tohma	Chief Financial Officer
Marla E. Nicholson	Vice President, General Counsel and Secretary
Chris DeBerry	Chief Accounting Officer
Gürsel Usta	Director
Tarlan Ogüz Erkan	Director

Ciner Resources
Tarlan Ogüz Erkan	President and Chief Executive Officer
Ahmet Tohma	Vice President, Chief Financial Officer
Marla E. Nicholson	Vice President, General Counsel and Secretary
Chris DeBerry	Chief Accounting Officer
Mehmet Ali Erdoğan	Director
Gürsel Usta	Director
Tarlan Ogüz Erkan	Director

Ciner Enterprises
Tarlan Ogüz Erkan	Director, President & Chief Executive Officer
Marla E. Nicholson	Vice President, General Counsel and Secretary
Chris DeBerry	Chief Accounting Officer
Ahmet Tohma	Vice President, Chief Financial Officer

WE Soda
Mehmet Ali Erdogan	Director
Ikbal Didem Ciner	Director
Thomas Edward Hinton	Director
Suat Ince	Director
Vasileios Papakalodoukas	Director
Arif Sinan Solaklar	Director
Gursel Usta	Director
Alasdair John Warren	Director
Sir Peter John Westmacott	Director
Sait Ergun Ozen	Director
Erdogan Erdogan	Secretary
Kew Soda
Mehmet Ali Erdogan	Director
Ikbal Didem Ciner	Director
Erdogan Erdogan	Secretary
Akkan
Turgay Ciner	President & Director

All the Covered Individuals are United States citizens, with the exception of Mr. Turgay Ciner, Ikbal Didem Ciner, Suat Ince, Arif Sinan Solaklar, Sait Ergun Ozen and Gürsel Usta, who are citizens of the Republic of Turkey, Mr. Vasileios Papakalodoukas who is a Greek citizen, and Thomas Edward Hinton, Alasdair John Warren, Sir Peter

John Westmacott, Erdogan Erdogan and Mehmet Ali Erdoğan, who are British citizens. Each of the Covered Officers’ business address is c/o Ciner Enterprises, Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.
Mehmet Ali Erdoğan is a Principal at Regnum Solicitors, and his business address is 13 Ramsgate Street, London E82FD, United Kingdom. Gürsel Usta is the Executive Manager of Park Holding A.Ş., and his business address is Paşalimanı Caddesi No:41, 34670 Paşalimanı-Üsküdar, İstanbul, Turkey.

Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 6 of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On November 20, 2021, Ciner Enterprises issued a press release (the “Press Release”), a copy of which is attached hereto as Exhibit G and is incorporated by reference herein, stating that on November 19, 2021, it had entered into the Unit Purchase Agreement with Sisecam. Pursuant to the Unit Purchase Agreement:
•Ciner Enterprises agreed to enter into certain reorganization transactions after the signing date of the Unit Purchase Agreement but prior to closing of the transactions contemplated under the Unit Purchase Agreement, whereby Ciner Enterprises would acquire all of the issued and outstanding units of New Resources LLC, a Delaware limited liability company (“New Resources”), with New Resources in turn then indirectly owning 100% of Ciner Resource Partners LLC (the “General Partner”), the general partner of the Issuer, which holds an approximate 2% general partner interest in the Issuer and approximately 74% of the common units in the Issuer (collectively, the “Reorganization Transactions”);
•subsequent to the Reorganization Transactions, Ciner Enterprises agreed to sell to Sisecam, and Sisecam agreed to purchase, 60% of the outstanding units of New Resources owned by Ciner Enterprises for a purchase price of $300 million (the “New Resources Sale” and collectively with the Reorganization Transaction, the “Transaction”); and
•at the closing of the New Resources Sale, New Resources, Ciner Enterprises and Sisecam would enter into a unitholders and operating agreement (the “New Resources Operating Agreement”).
The closing of the Transaction is subject to certain regulatory approvals including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.
Following the closing, Ciner Holding will continue to be the record owner of 14,551,000 common units representing limited partner interests of the Issuer, and all of the ownership interests of the General Partner , which will continue to hold an approximate 2% general partner interest in the Issuer. New Resources, as successor to Ciner Resources, will own all the ownership interests in Ciner Holding. New Resources will be owned 60% by Sisecam and 40% by Ciner Enterprises. Ciner Enterprises will continue to be wholly owned directly by WE Soda, and indirectly by Kew Soda, Akkan and Mr. Ciner.
Pursuant to the terms of the New Resources Operating Agreement, Sisecam and Ciner Enterprises will have a right to designate six directors and four directors, respectively, to the board of directors of New Resources. In addition, the New Resources Operating Agreement will provide that (i) the board of directors of the General Partner shall consist of four designees from Sisecam, two designees from Ciner Enterprises and three independent directors for as long as the General Partner is legally required to appoint such independent directors and (ii) the Issuer’s right to appoint four managers to the board of managers of Ciner Wyoming LLC shall be comprised of two designees from Sisecam and two designees from Ciner Enterprises.

Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following new Exhibit G:

EXHIBIT G	Press Release dated November 20, 2021

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

TURGAY CINER

By:	/s/ Turgay Ciner
Name: Turgay Ciner

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

By:	/s/ Turgay Ciner
Name: Turgay Ciner
Title: President

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

Kew SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name: Mehmet Ali Erdogan
Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

WE SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name: Mehmet Ali Erdogan
Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

CINER ENTERPRISES INC.

By:	/s/ Tarlan Ogüz Erkan
Name: Tarlan Ogüz Erkan
Title: President and CEO

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

CINER RESOURCES CORPORATION

By:	/s/ Tarlan Ogüz Erkan
Name: Tarlan Ogüz Erkan
Title: President and CEO

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

CINER WYOMING HOLDING CO.

By:	/s/ Tarlan Ogüz Erkan
Name: Tarlan Ogüz Erkan
Title: President and CEO